1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):□

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):□

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	January 25, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)

This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) The unsecured bonds issued by TSMC and its subsidiaries for the month of December 2021.

1. The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title		Name	Number of shares held as of		Changes
			11/30/2021	12/31/2021
Chief Executive Officer		C.C. Wei	7,179,468	6,579,468	(600,000)
Senior Vice President		Cliff Hou	442,923	443,912	989
Vice President and Chief Financial Officer		Wendell Huang	1,651,728	1,651,740	12
Vice President		Chris Horng-Dar Lin	0	6,000	6,000
Vice President		Jonathan Lee	333,174	333,832	658
Note: Shareholdings include shares held by the related parties.

2. The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC: Inapplicable
3. The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$6.3 billion of acquisition and NT$4.0 billion of disposition.
4. The capital appropriations approved by TSMC board of directors: Inapplicable.
5. The unsecured bonds issued by TSMC and its subsidiaries
Issuance	Tranche	Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
110-7	A	Dec. 2021 ~ Dec. 2026	NT$7.7	0.65%	Bullet repayment; interest payable annually
	B	Dec. 2021 ~ June 2027	NT$3.5	0.675%
	C	Dec. 2021 ~ Dec. 2028	NT$5.5	0.72%